Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Nine Months Ended	Fiscal Year Ended
	September 29, 2007	December 30, 2006	December 31, 2005	January 1, 2005	January 3, 2004	December 28, 2002
	(in thousands)
Pre-tax (loss) income from continuing operations	(22,175)	9,705	3,020	(337)	(11,887)	(30,809)
Fixed charges	6,629	4,860	3,749	1,653	731	2,103

Total earnings (losses) and fixed charges	(15,546)	14,565	6,769	1,316	(11,156)	(28,706)
Interest expense	3,842	3,107	2,220	538	—	749
Portion of rent expense deemed to be interest	2,787	1,753	1,529	1,115	731	1,354

Total fixed charges	6,629	4,860	3,749	1,653	731	2,103
Ratio of earnings to fixed charges	n/a	3.00	1.81	n/a	n/a	n/a

For purposes of computing the ratio of earnings to fixed charges, total earnings consist of pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries and loss from equity investees plus fixed charges minus minority interests in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rent expense that we believe to be representative of interest. Earnings were not sufficient to cover fixed charges by $30.8 million, $11.9 million and $0.3 million for the fiscal years 2002, 2003 and 2004, respectively, and by $22.2 million for the nine months ended September 29, 2007.